August 14, 2003

Act: 34
Section: 15(d)
Rule:
Public Availability: 8-14-03

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CoorsTek, Inc.
Incoming letter dated June 5, 2003

No Act
P.E. 6-5-03

Based on the facts presented, the Division will not object if CoorsTek stops filing periodic and other reports under the Securities Exchange Act of 1934 (the Exchange Act). We note that CoorsTek has already filed post-effective amendments removing from registration unsold securities under registration statements on Form S-8 and has filed a notice on Form 15 making appropriate claims pursuant to Rules 12g-4 and 12h-3 under the Exchange Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions may require the Division to reach a different result. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.




03059869

Sincerely,

Maria Gabriela Bianchini
Attorney-Advisor



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2003

Whitney Holmes
Hogan & Hartson LLP
One Tabor Center
1200 Seventeenth Street
Suite 1500
Denver, Colorado 80202-5840

Re: CoorsTek Inc.

Dear Ms. Holmes:

In regard to your letter of June 5, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

HOGAN & HARTSON
L.L.P.

WHITNEY HOLMES
PARTNER
(303) 454-2420
WHOLMES@HHLAW.COM

June 5, 2003

ONE TABOR CENTER
1200 SEVENTEENTH STREET, SUITE 1500
DENVER, COLORADO 80202-5840
TEL (303) 899-7300
FAX (303) 899-7333

BY OVERNIGHT DELIVERY

1934 Act/§§ 13(a), 15(d)
Rule 12(h)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: CoorsTek, Inc.
(Commission File No. 000-27579)**

Ladies and Gentlemen:

On March 4, 2003, we submitted on behalf of CoorsTek, Inc., a Delaware corporation ("CoorsTek"), a letter (the "Initial Letter") to the Office of Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if CoorsTek does not file reports that might otherwise be required under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the circumstances described in the Initial Letter. During a telephone conversation with the Staff on April 30, 2003, the Staff requested that the Initial Letter be updated to confirm that the events described in the Initial Letter that were expected to transpire in fact transpired as described therein. Accordingly, on behalf of CoorsTek, this letter restates the request for relief set forth in the Initial Letter, but reflects the events that have transpired since March 4, 2003 with respect to CoorsTek.

On behalf of CoorsTek we are requesting that the Staff of the Commission confirm that it will not recommend enforcement action to the Commission if CoorsTek does not file reports that might otherwise be required from time to time under Sections 13(a) and 15(d) of the Exchange Act under the circumstances described below. Alternatively, on behalf of CoorsTek we are requesting pursuant to Section 12(h) of the Exchange Act an exemption from the requirement for filing the foregoing reports.

Background

Prior to filing a Form 15 with the Commission on March 20, 2003, CoorsTek's common stock was registered under Section 12(g) of the Exchange Act and was quoted on the Nasdaq Stock Market ("Nasdaq"). As a result, CoorsTek filed with the Commission reports pursuant to Section 13(a) of the Exchange Act.

On December 22, 2002, CoorsTek, Keystone Holdings LLC, a Delaware limited liability company ("Keystone Holdings"), and Keystone Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Keystone Holdings ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and following CoorsTek's receipt at a special meeting of stockholders of the requisite stockholder approval for the transaction, on March 18, 2003, (1) Merger Sub merged with and into CoorsTek (the "Merger") with CoorsTek surviving as a wholly owned subsidiary of Keystone Holdings, (2) all of the issued and outstanding shares of CoorsTek common stock (other than shares held by CoorsTek, Keystone Holdings or Merger Sub) were converted into the right to receive $26.00 per share in cash, without interest (the "Merger Consideration"), and (3) all outstanding employee stock options and warrants to purchase shares of CoorsTek common stock, whether vested or unvested, were converted into the right to receive in cash, for each share of common stock subject to the employee stock option or warrant, the excess, if any, of the Merger Consideration over the exercise price of the employee stock option or warrant, without interest. No securities were issued in the Merger. The cash received in the Merger in respect of the converted employee stock options is hereinafter referred to as the "Stock Option Merger Consideration". Also pursuant to the Merger Agreement, all shares of CoorsTek common stock held by CoorsTek, Keystone Holdings or Merger Sub were automatically canceled in the Merger. No stockholders perfected their appraisal rights under Section 262 of the Delaware General Corporation Law.

The Merger closed before March 31, 2003, the date CoorsTek would have been required to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Following the consummation of the Merger on March 18, 2003, CoorsTek's common stock was delisted and removed from trading on Nasdaq before the market opened on March 19, 2003.

Following the Merger, CoorsTek filed a Form 15 with the Commission certifying that CoorsTek common stock was held of record by less than 300 persons and requesting termination of the registration of CoorsTek common stock under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(b), CoorsTek's duty to file reports pursuant to Section 12(g) and 13(a) of the Exchange Act was suspended immediately upon the filing of the Form 15.

Upon the suspension of its Exchange Act reporting obligations under Section 12(g), CoorsTek again became subject to the reporting obligations of Section 15(d) under the Exchange Act, which obligations were suspended while the CoorsTek common stock was registered under Section 12(g). Section 15(d) imposes the reporting requirements of Section 13(a) on an issuer that has filed a registration statement that became effective under the Securities Act of 1933, as amended (the "Securities Act"). For the reasons stated below, CoorsTek believes that following the filing of the Form 15, CoorsTek's reporting obligations under Section 15(d) of the Exchange Act should also have been suspended. CoorsTek has represented to us that it has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the period since CoorsTek became subject to such reporting obligation through the filing of the Form 15 with the Commission. Accordingly, we understand that CoorsTek could avail itself of the suspension under Rule 12h-3(a) and (b)(1)(i) but for subsection (c), which denies the suspension for any fiscal year during which a registration statement filed under the Securities Act becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

On May 23, 2002, the Commission declared effective a registration statement on Form S-3 (Registration No. 333-87596), pursuant to which CoorsTek registered for sale and thereafter sold an aggregate of 1,000,000 shares of CoorsTek common stock. CoorsTek also had effective registration statements on Form S-8 (Registration Nos. 333-31106 and 333-68782), pursuant to which CoorsTek registered 5,194,669 shares of CoorsTek common stock. On March 21, 2003, CoorsTek filed with the Commission post-effective amendments to such registration statements deregistering all remaining unsold shares thereunder. As described above, under the Merger Agreement, (1) the shares of CoorsTek common stock that were sold pursuant to the registration statements on Form S-3 and Form S-8 were converted into the right to receive the cash Merger Consideration and (2) all outstanding employee stock options to acquire shares of CoorsTek common stock, the underlying shares of which were registered on the registration statements on Form S-8, were converted into the right to receive the cash Stock Option Merger Consideration. As a result, following the Merger, there were no longer any shares of CoorsTek common stock outstanding that were issued pursuant to the above registration statements. Further, following the Merger, there were no longer any outstanding employee stock options or warrants to purchase shares of CoorsTek common stock, whether registered on a registration statement on Form S-8 or otherwise. CoorsTek does not have any other public securities outstanding. Finally, there is no longer any public market in the shares of CoorsTek common stock and no shares were held after the Merger by any person other than Keystone Holdings.

Discussion

We respectfully submit that, as a result of its filing of the Form 15 with the Commission, CoorsTek should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act, and that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner so as to require the filing by CoorsTek of any further reports because of the filing and effectiveness of the registration statements on Form S-3 and Form S-8 described above.

Section 15(d)'s purpose of providing information to purchasers of registered stock and to the public is not applicable in CoorsTek's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to CoorsTek.

The Commission has frequently recognized in situations similar to CoorsTek's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." and that "[t]his [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263, dated October 5, 1983. In CoorsTek's situation and as a result of the completion of the Merger, no purchasers of CoorsTek common stock pursuant to any of the registration statements described above remain CoorsTek stockholders. In addition, CoorsTek filed an Annual Report on Form 10-K with the Commission on March 1, 2002.

Indeed, immediately after the Merger, CoorsTek had only one stockholder, Keystone Holdings, and accordingly, no investing public remained or remains for which it is necessary to assure complete information. Consequently, requiring CoorsTek to file Section 15(d) reports would not serve the purpose of

Section 15(d). Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. Exchange Act Release No. 34-20263, dated October 5, 1983. In CoorsTek's situation, the burdens of reporting clearly exceed the benefits because no stockholders from any registered offering remain and the issuer has only one stockholder.

In several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., PayPal, Inc. (available November 13, 2002); Mail.com Business Messaging Services, Inc. (available March 27, 2000); CoCensys, Inc. (available November 10, 1999); Neurex Corporation (available January 25, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); BizMart, Inc. (available July 23, 1991); Dataproducts Corp. (available June 7, 1990); York International Corp. (available March 30, 1990); and MTech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other public securities outstanding.

Conclusion

In light of the Staff's position in the above and other similar situations, the fact that CoorsTek filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Quarterly Reports on Form 10-Q for each of the three fiscal quarters ended March 31, June 30 and September 30, 2002, the Form 15 following the completion of the Merger, and the policy arguments presented, we request, on CoorsTek's behalf, that the Staff confirm that it will not recommend enforcement action to the Commission if CoorsTek does not file reports that might otherwise be required under Sections 13(a) and 15(d) of the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from the requirement for filing the foregoing reports.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter.

As required by Securities Act Release No. 33-6269, seven copies of this letter are being submitted herewith. Any questions or comments may be directed to the undersigned at (303) 454-2420 or Scott A. Berdan of this firm at (303) 454-2436.

Sincerely,



Whitney Holmes

cc: Mr. Jeffrey Cohan, Division of Corporation Finance
Ms. Maria Gabriela Bianchini, Division of Corporation Finance
Mr. Steve Rask, CoorsTek, Inc.
Mr. John K. Coors, Keystone Holdings LLC
Jay Newcom, Esq., Davis Graham & Stubbs LLP